SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

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April 18, 2023

Please vote AGAINST Audit Committee Chairman Timothy P. Flynn (Item 1g) for failing to properly oversee a potential conflict of interest of the company’s external financial auditor at the JPMorgan Chase & Co. (NYSE: JPM) annual meeting on May 16.

Dear JPMorgan Chase & Co. Shareholder,

We urge you to oppose the re-election of Director and Audit Committee Chairman Timothy P. Flynn who bears primary responsibility for failing to properly apply JPM’s stated policies in selecting longstanding financial auditor PricewaterhouseCoopers (PWC) to conduct JPM’s racial equity audit, either by classifying PWC’s racial equity audit expenses as non-audit expenses or ensuring that the Audit Committee oversaw the racial equity audit.

We ask you to consider the following in opposing Director Flynn’s re-election.

The Audit Committee, under Director Flynn’s leadership, is charged with oversight of both perceived and actual conflicts of interest related to the external auditor. PWC acted as both the company’s external financial auditor and racial equity auditor, presenting a potential conflict of interest that could compromise the external auditor’s independence. PWC’s performance of the racial equity audit should have been considered a non-audit-related service, but instead appears to be categorized as an audit-related service. Alternatively, if Mr. Flynn, the Audit Committee, and the Board genuinely believed that PWC’s expenses conducting the racial equity audit were in fact audit-related expenses, then the Audit Committee should have provided oversight over this service. Instead, and in clear contrast to JPM’s stated policies, the Public Responsibility Committee provided oversight of the racial equity audit and PWC.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial JPM shareholders.

The retention of PWC as JPM’s racial equity auditor while simultaneously being JPM’s longstanding financial auditor presents a conflict of interest with the potential to impair PWC’s independence.

In 2021 and 2022, we urged JPM to conduct a racial equity audit. In March 2022, the company agreed to undertake an audit of its nearly $30 billion financial commitment to help close the racial wealth gap, and subsequently retained PWC to conduct the racial equity audit. After learning of this selection, we raised concerns with JPM, identifying the clear conflict of interest the selection of PWC represented, among

1900 L Street NW, Suite 900, Washington, DC 20036
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other issues. Following the release of JPM’s Racial Equity Commitment Audit Report (Racial Equity Audit Report) in November 2022,1 we provided a critique outlining the racial equity audit’s deficiencies.2

The importance of auditor independence to the credibility of any audit or examination cannot be overstated. In October 2021, the SEC’s Acting Chief Accountant Paul Munter warned auditors and public companies alike that each type of organization has a responsibility to maintain auditor independence, particularly when it comes to additional consulting services. JPM’s Audit Committee Charter charges the committee with overseeing “the independent registered public accounting firm’s qualifications and independence,” as well as overseeing “any potential conflicts of interest.” The Audit Committee is also charged with reviewing and preapproving “all fees and terms of engagement to both audit and non-audit services to be provided by the independent registered public accounting firm.” PWC has been the company’s financial auditor for 58 years and has earned approximately $1 billion in total fees in the past ten years from JPM alone. In 2022, PWC’s total audit fees were $102.4 million, with audit fees at $71 million, audit-related fees at $26.6 million, tax fees at $5 million, and no non-audit service fees.

As stated above, JPM retained PWC as its racial equity auditor and appears to have categorized the racial equity audit as an ESG-related service conducted by PWC. We recognize that a company’s external financial auditor may conduct examinations and reviews of ESG-related information according to guidance provided by the Center for Audit Quality (CAQ).3 However, even these types of assessments must be conducted in accordance with certain criteria and standards. In fact, the CAQ states that “with respect to ESG information, quantitative metrics that are clearly defined and are reported in accordance with ESG standards, such as those put forth by the Sustainability Accounting Standards Board (SASB) or the Global Reporting Initiative (GRI) can lend themselves to being in the scope of an attestation engagement performed by public company auditors.” The CAQ further notes that certain ESG-related statements may not be within the scope of an attestation engagement, because of the subject matter of the statements made by the company related to a particular engagement.4 Further, the CFA Institute has expressed concern that accounting and auditing professionals have identified sustainability and ESG-related services as a “business opportunity,” but may not be “the best qualified to provide such assurance.”5

We believe that given the longstanding relationship between JPM and PWC, and the critical importance of preventing conflicts of interest both in fact and in appearance, the decision to retain PWC as a racial equity auditor inappropriately and unnecessarily compromised PWC’s independence. It is particularly concerning that JPM selected PWC to perform a racial equity audit even though the firm lacks core

1 The Racial Equity Audit Report describes the attestation engagement with PWC, per the standards set forth by the American Institute of Certified Public Accountants. JPMorgan Chase, 2022 Racial Equity Commitment Audit Report, November 2022, p. 3, available at https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2022-Racial-Equity-Commitment-Audit-Report.pdf.

2 SOC Investment Group Analysis of JPMorgan’s Racial Equity Audit, December 2022, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/63a1b9fc55d91c55321798dd/1671543296 012/JPMC_SOCIG_Analysis+of+REA+Report.pdf.

3 Center for Audit Quality, The Role of Auditors in Company-Prepared ESG Information: A Deeper Dive on Assurances, p. 3, available at https://www.thecaq.org/wp-content/uploads/2021/03/caq_rota-esg-a-deeper-dive-on-assurance_2021-03.pdf.

[4]	Id., p. 4.
[5]	CFA Institute, SEC Comment Letter on Climate Change Requested Disclosures, July 30, 2021, available at

https://www.cfainstitute.org/-/media/documents/comment-letter/2020-2024/20210805.ashx.

competency in the practices required to conduct a racial equity audit. While PWC does have the capability to assess internal diversity, equity and inclusion efforts, that subject was not addressed in JPM’s final Racial Equity Audit Report. Moreover, the Racial Equity Audit Report provided no references to SASB, GRI or other ESG-related reporting standards, further undermining the only available rationale for a financial auditor to conduct this type of evaluation. In fact, in the Third-Party Attestation to JPM’s

Racial Equity Audit Report, PWC states that its opinion does not “cover or provide assurance on whether or not JPMorgan Chase is achieving its commitment to advance economic growth and opportunity for Black, Hispanic, and Latino communities,” thus making a mockery of the whole idea of a racial equity audit.

As indicated above, financial auditors conducting ESG assurance-related activities is debatable. We note that according to the Council of Institutional Investors (CII), when determining auditor independence, committees should consider “the total fees attributable fees and a determination of why these services could not have been provided by another party to safeguard the auditor’s independence (emphasis added).” Given the potential for PWC to earn additional service fees for an evaluation that likely would have been better performed by experts in the racial equity audit field and PWC’s long standing relationship with JPM, we believe that Audit Committee Chairman Flynn failed to avoid an obvious conflict of interest that may have compromised the independence of the company’s external financial auditor.

PWC’s fees associated with JPM’s racial equity audit should have been listed as “non-audit service fees.”

In an article published in the Review of Accounting Studies, the authors note that having ESG services provided by external auditors is controversial and “public accountants are still defining their role in ESG risk control and reporting.”6 The authors also state that “fees for ESG-related work would be classified as non-audit services on a company’s financial statement.”7 CII also notes that the “company’s external auditor should not perform any non-audit services, except those, such as attest services that are required by statute or regulation to be performed by the company’s external auditor.” In the European Union context, non-audit service fees, including consulting fees, are generally prohibited. High levels of non-audit service fees can serve as an indicator that a conflict of interest is arising and may interfere with the external auditor’s independence.

JPM appears to have taken heed to limiting their non-audit service fees, noting in its proxy statement that it has a policy to only allow PWC to conduct audit, audit-related services, and certain tax services. Given this policy, JPM should not have hired PWC to perform the racial equity audit. But instead of following its clearly established policy, JPM hired PWC while apparently (and improperly) classifying the fees as audit-related services. Curiously, in this year’s proxy statement, JPM for the first time includes

6 Bright Asante-Appiah, Tamara Lambert, “The role of the external auditor in managing environmental, social, and governance reputation risk, Review of Accounting Studies (2022), Abstract, available at https://papers.ssrn.com/sol3/Delivery.cfm/SSRN_ID4150947_code659036.pdf?abstractid=3864175&mirid=1.

7 Tamara Lambert, Bright Asante-Appiah, “The Role of the External Auditor in Managing Environmental, Social and Governance Reputation Risk,” The CLS Blue Sky Blog, July 14, 2021, available at https://clsbluesky.law.columbia.edu/2021/07/14/the-role-of-the-external-auditor-in-managing-environmental-social-and-governance-reputation-risk/.

“ESG initiatives” in its description of audit-related service fees, supporting our inference that PWC’s racial equity audit fees are categorized as ESG audit-related service fees.

We believe that this erroneous categorization of PWC’s racial equity audit fees is particularly problematic given increased regulatory scrutiny focused on how non-financial audit services may lead to conflicts of interest. In March 2022, the SEC began to investigate whether consulting arrangements and add-on services may compromise the independence of the external financial auditor. The investigation is focused on auditing firms increasingly providing consulting and tax services, which offer better growth and more profitability than traditional audit services. This is particularly worrisome in the context of PWC, which in 2019, following a $7.9 million SEC fine related to PWC’s failure to maintain independence, apparently added certain checks to help identify “scope creep” or add-on services that widen the confines of typical financial statement audits. Unfortunately, these checks do not appear to have been effective in ensuring that PWC and JPM did not enter into an engagement that compromises

PWC’s independence as the company’s external financial auditor.

The Audit Committee, not the Public Responsibility Committee, should have overseen the racial equity audit conducted by PWC.

Alternatively, given its apparent determination to classify PWC’s racial equity audit fees as audit-related, the Audit Committee should have provided oversight of the racial equity audit and PWC’s work conducting the same. Instead, as has been disclosed in JPM’s 2023 proxy and JPM’s Racial Equity Audit Report, the Public Responsibility Committee was charged with the oversight of the racial equity audit. According to its charter, the Public Responsibility Committee is responsible for “reviewing [JPM’s] policies and practices related to environmental and social matters (emphasis added),” not overseeing ESG-related services conducted by JPM’s external auditor. Simply put, the Audit Committee cannot have it both ways: it cannot categorize the racial equity audit as being related to the company’s financial audit without providing oversight of the services carried out by its long-standing external auditor. Under

Chairman Flynn’s leadership, the Audit Committee appears to have done just that.

External financial auditor independence is a long-established principle of good governance, and the failure to avoid conflicts of interest falls squarely on the Audit Committee and its leadership. For the reasons discussed above, we urge you to vote AGAINST Audit Committee Chairman Timothy P. Flynn (Item 1g).

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to JPMorgan Chase’s instructions.